Innovation Beverage Group Limited

 29 Anvil Road

 Seven Hills, NSW 2147

 Australia

July 15, 2022

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sherry Haywood and Evan Ewing

Re:     Innovation Beverage Group Ltd

Amendment No. 2 to the Draft Registration Statement on Form F-1

Submitted June 23, 2022

File No. 0001924482

Dear Ms. Haywood and Mr. Ewing:

Innovation Beverage Group Ltd (the “Company” or “IBG”) previously submitted Amendment No. 2 to the Company’s Draft Registration Statement on Form F-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on June 23, 2022. Amendment No. 3 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on July 8, 2022 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3 and all references to page numbers in such responses are to page numbers in Amendment No. 3.

Amendment No. 2 to the Draft Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 44

1.       We note your revision made in response to our prior comment 20 by including the additional line item, impact of changes in foreign currency on cash. As such, please also revise the last line item description to remove the parenthetical phrase, (without impact of changes in foreign currency on cash).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources.”

Business Overview, page 47

2.       Please provide in this section a summary containing a clear description of your current business relationships, including licenses, royalties, and intellectual property agreements with SWAY Energy Corp. The description should clearly describe your ownership versus the ownership and licenses held by SWAY Energy Corp. of product brands, manufacturing, and distribution operations.

Response: The Company acknowledges the Staff’s comment and has incorporated a chart summarizing the business relationships and ownership versus licenses as requested in the section “Business Overview.”

Business, page 47

3.       We note your revisions made in response to our prior comment 22 and inclusion of the table of revenues by geographic market. Please reconcile the revenue amounts disclosed for the Australian and United States markets with those shown in Note 11 (Reportable Segments) on page F-17. In particular, Note 11 does not disclose any United States revenues for the year 2020, as all revenue had been generated in the Australian market. Please revise to provide consistency of disclosure amounts.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the table of revenues by geographic market in the section “Business,” solely for the purpose of such chart, includes exports to the United States as revenue attributable to the U.S. market. In such regard, an explanatory note has been added to the chart. This in contrast to the financial presentation in Note 11 (Reportable Segments) on page F-17 where, due to accounting requirements, exports to the United States are attributed to Australia. The Company believes that a more accurate description as to the principal markets in which the Company competes is achieved by noting geographically where its products are distributed for sale onward to consumers, rather than restating the accounting attribution found in the Notes to the Financial Statements.

Amended and Restated Manufacturing Supply and License Agreement, page 67

4.       We note your response to prior comment 25. Please revise your disclosure to further clarify how each party retains exclusive ownership of its intellectual property rights under the Elegance Manufacturing Supply and License Agreement.

Response: The Company acknowledges the Staff’s comment and has made revisions in this section “Material Agreements” to describe the correct manufacturing agreements that govern the arrangements between the Company and Sway Energy Corp. Due to an inadvertent error, the Company described an agreement that did not take effect, the Amended and Restated Manufacturing Supply and License Agreement. The agreements that govern the arrangements between the Company and Sway Energy Corp. are the Manufacturing, Supply and License Agreement dated July 31, 2020, as amended on March 10, 2021 and June 14, 2021, and the Termination of BevMart Agreement and Amendment to Manufacturing Agreement dated June 14, 2021. The revisions by the Company include incorporating a table that sets forth the ownership and licensing arrangements, as amended.

Related Party Transactions, page 79

5.       Please file the novation agreement between ABS, Mr. Beri and Meena Beri or tell us why you are not required to do so. Furthermore, Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure any applicable arrangements will be extinguished prior to the completion of the initial public offering or tell us why this provision does not apply to any of the loans disclosed in this section.

Response: The Company acknowledges the Staff’s comment and has filed the Novation of Debt Agreement as an exhibit with Amendment No. 3.

Section 402(a) of the Sarbanes-Oxley Act of 2002 amended the Securities Exchange Act of 1934, as amended (“Exchange Act”), by adding a new Section 13(k) that contains a provision making it unlawful for any “issuer (as defined in section 2 of the Sarbanes-Oxley Act of 2002), directly or indirectly, including through any subsidiary, to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of that issuer.”

Section 2 of the Sarbanes-Oxley Act of 2002 defines the term “issuer” as meaning an “issuer (as defined in section 3 of the Securities Exchange Act of 1934 (15 U.S.C. 78c)), the securities of which are registered under section 12 of that Act (15 U.S.C. 78l), or that is required to file reports under section 15(d) (15 U.S.C. 78o(d)), or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933 (15 U.S.C. 77a et seq.), and that it has not withdrawn.”

Under the circumstances at the time of the issuance of the Director Loan and its novation, Section 402(a) did not apply to the Company. At the time, June 30, 2021, that IBG issued the Director Loan to Amit Beri, the Company was not registered under Section 12 of the Exchange Act, nor was it required to file reports under Section 15(d) of the same and the Company had not filed a registration statement with the Commission. Such was also the same when the Director Loan was novated on December 27, 2021, to Meena Beri, who was at the time a director of the Company. Ms. Beri resigned as a director in April 2022, prior to the confidential filing of the Company’s registration statement on Form F-1 with the Commission on May 4, 2022.

Further, although as of May 4, 2022, the Company has confidentially filed a registration statement that has not yet become effective and has not been withdrawn, the provision applies to “any director or executive officer (or equivalent thereof)” of the issuer, which is not the case in this instance. Here, Meena Beri resigned as a director in April 2022 and is no longer in control of corporate decision making. The outstanding loan is held by a former director. (See Tafeen v. Homestore, Inc., 2004 WL 556733, at*9 (Del.Ch. Mar. 22, 2004)), aff’d. 888 A.2d 204 (Del. 2005) where the Court noted that Section 402, “clearly states ‘director or executive officer,’ not ‘current or former director of officer’” (emphasis in the original) and further noted that “even if one were to interpret the language of Section 402, the legislative history indicates that the purpose of Section 402 is to prohibit loans to those in control of corporate decision making. Once a director or officer steps down from her position, becoming a former director or officer, the ability to control corporate decision making is diminished considerably.”)

Consequently, the Company believes that Section 402, as codified in the Exchange Act as Section 13(k), does not apply to the Director Loan. To avoid potential confusion, we have revised our term from the “Director Loan” to the “Beri Loan.”

6.       Please revise this section to clarify the relationships between Amit Beri, Meena Beri and Sahil Beri. Also, please disclose here the current and prior ownership, executive officer and director relationships between SWAY Energy Corp. formerly Elegance Brands, Europa, Amit Beri, Sahil Beri, Meena Beri and describe related conflicts of interest, if any. Consider related risk factor disclosure, if appropriate.

Response: The Company acknowledges the Staff’s comment and has revised this section as requested by adding a narrative description and a chart that clarifies the relationships between Amit Beri, Meena Beri and Sahil Beri as well as identifies their ownership and their positions as officers or directors of the Company, Sway Energy Corp. and Europa International Pty Ltd. The narrative description acknowledges that there were conflicts of interest with respect to agreements entered into by the foregoing companies due to common ownership and control by Amit Beri at those dates. In April 2022, Mr. Beri transferred of all of his ordinary shares in the Company and resigned as CEO of the Company, and Ms. Beri resigned as a director of the Company, thereby bringing the conflicts of interest to a close.

7.       You disclose on page 83 that in connection with your Series A Financing and Shareholder’s Deed, each shareholder of at least 20% of the total number of issued and outstanding ordinary shares is entitled to appoint one director to the board of directors. Please disclose this information here, and describe whether any shareholders are entitled to appoint a director or has appointed a director and name such director.

Response: The Company acknowledges the Staff’s comment and respectfully advises that there is no such appointee to the board of directors at this time although two shareholders individually hold more than 20% of the issued and outstanding ordinary shares in the Company as disclosed in the section “Security Ownership of Beneficial Owners and Management.” The Company also notes that pursuant to Section 14.1(c) of the Shareholders’ Deed, which has been filed with this Amendment No. 3 in furtherance of Comment No. 16 herein, the deed will terminate on the date on which the Company is listed on a securities exchange.

Security Ownership of Beneficial Owners and Management, page 81

8.       Please include footnotes to your table that disclose the natural persons who have beneficial ownership of the shares held by each of the entities listed in your table.

Response: The Company acknowledges the Staff’s comment and has incorporated the requested disclosure into the footnotes of the table in the section “Security Ownership of Beneficial Owners and Management.”

Report of Independent Registered Public Accounting Firm Innovation Beverage Group Limited, page F-2

9.       Refer to the second paragraph under Basis for Opinion. Please have your auditors revise the last sentence to clarify that its obtaining an understanding of internal control over financial report was not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting, and accordingly they express no such opinion. In addition, it appears the disclosures required by PCAOB AS 3101, paragraph .09(e) and (f), have been entirely omitted. Please revise.

Response: The Company acknowledges the Staff’s comment and has revised the Report of Independent Registered Public Accounting Firm as requested.

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-7

10.       We note your revisions made in response to our prior comment 35. Please expand your discussion concerning the variable consideration to disclose which method you chose to estimate such amount, and whether any of the estimate is considered constrained. Refer to ASC 606-10-32-8 and 32-11. Further, as previously requested, please disclose your significant payment terms with contracts with customers and your policy for sales returns and warranty obligations. Refer to ASC 606-10-50-12(b), (e) and (f).

Response: The Company acknowledges the Staff’s comment and has revised Note 2 as requested.

Note 5. Equipment, page F-12

11.       Please include a footnote heading for your discussion of equipment, net. In this regard, it appears the Note 5 heading has been omitted.

Response: The Company acknowledges the Staff’s comment and has inserted such heading.

Note 12. Related party disclosures, page F-19

12.       We note your response to our prior comment 34 and your inclusion of a related party footnote. In the second paragraph, please further clarify if the payments in advance represent company loans made to a director and if so, disclose the individual date(s) and loan amounts of each such loan, along with the total repayments and interest income recognized for each period presented. Further, to the extent this loan arrangement is with Mr. Amit Beri as described as the Director Loan on pages 79 and 80, please include such disclosures herein, including the offsetting of a partial portion of the loan amount against the dividend declared. Further please reconcile the disclosure that the Director Loan is without interest, with the disclosure in this footnote of an interest rate.

Response: The Company acknowledges the Staff’s comment and has revised Note 12 as requested.

Pro Forma Condensed Combined Financial Information, page F-22

13.       Refer to the second and third paragraphs in the introduction on page F-22. Please revise to disclose that the pro forma results of operations gives effect to the transaction as if it occurred on January 1, 2020. Your current disclosure states January 1, 2021. In addition, clarify in the third paragraph, and also in Note 3 on page F-11, that there were no related equity issuances for the acquisition of W4W.

Response: The Company acknowledges the Staff’s comment and has revised the pro forma results of operations and the disclosures in Note 3 as requested.

14.       We note your inclusion of Unaudited Pro forma Statements of Operations and Comprehensive Income (Loss) on page F-23. Please address the following items:

●	Expand your pro forma condensed combined financial information (on page F-22) to make it clear that the historical IBG information includes amounts of REG Liquors, LLC (i.e., post-acquisition). In addition, clarify that the historical REG Liquors, LLC reflect only the results of operations for the pre-acquisition period from January 1, 2021 until November 3, 2021.

●	Ensure the amounts included in the column for IBG reconcile with the amounts in the December 31, 2021 audited statements of operations on page F-4.

●	Revise as necessary the columnar amounts for REG Liquors, LLC to reflect only the results of operations for the pre-acquisition period from January 1, 2021 until November 3, 2021. Refer to Rule 11-02(c)(2)(i) of Regulation S-X. In this regard, we would expect a presentation (whether on the face of the pro formas or within a footnote to the pro formas) that reconciles to the September 30, 2021 interim financial statements of REG Liquors, LLC.

●	Disclose the historical and pro forma earnings (loss) per share and weighted average shares outstanding data. Refer to Rule 11-02(a)(9) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the pro forma as requested.

REG Liquors, LLC (d/b/a Wired for Wine) Audited Financial Statements, page F-24

15.       We note that you are presenting financial statements of REG Liquors, LLC d/b/a Wired for Wine (“W4W”) as of December 31, 2020 and 2019 and for the two years then ended. However, the auditors’ report at page F-25 included with these financial statements appears to be a duplication of the auditors’ report at page F-2 for Innovation Beverage Group Limited’s financial statements for the years ended December 31, 2021 and 2020. In the next amendment, please include an auditors’ report covering the financial statements of W4W as of December 31, 2020 and 2019 and for the two years then ended. The amendment should also include an Exhibit 23 auditors’ consent pertaining to W4W. In addition, please include a footnote to the W4W financial statements detailing the members’ capital, such as number of outstanding membership units or interests for December 31, 2020 and 2019.

Response: The Company acknowledges the Staff’s comment and has revised the auditors’ report as requested, attached as Exhibit 23.2 the auditors’ consent pertaining to W4W, and incorporated the member’s capital at Note 7.

Exhibit Index, page II-5

16.       We note your disclosure on page 83 that in connection with the Series A Financing the company entered into the Shareholders’ Deed, which will terminate upon the closing of this offering. Please file the Shareholders’ Deed as an exhibit to the registration statement or explain why you are not required to do so.

Response: The Company acknowledges the Staff’s comment and has filed the Shareholders’ Deed with Amendment No. 3.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Darrin Ocasio, of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

Dean Huge
Chief Executive Officer

cc:	Darrin Ocasio